Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-50584, 333-111520, 333-158959) on Form S‑8 of Radisys Corporation of our report dated June 13, 2018, with respect to the statements of net assets available for benefits of the Radisys Corporation 401(k) Savings Plan as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the Radisys Corporation 401(k) Savings Plan.

/s/ KBF CPAs LLP

Portland, Oregon
June 13, 2018